

MASSIVE PROBLEM

Despite the proliferation of project management software, the project success rate is still surprisingly low and stagnant, which leads to a high rate of project failure and less than optimal projects performance.



Leading to a great deal of pain due to delays, budget overruns, and quality problems.

Where the resulting impact can amount to millions and billions of dollars of sunk costs and opportunity losses for organizations of all sizes.

The lack of benefits realizations has a direct impact on shareholders' value.

 # GROUNDBREAKING SOLUTION

The Engine of Project Success would enable organizations to reduce project failures & optimize performance!

 Uruk aims to help organizations improve their project management practice by providing enterprise-specific tailorable methods to support collaborative and frictionless decisions and effective performance tracking and optimization.

 Clients can adopt the built-in system and tailored methods or require further customization to establish fit-for-purpose methods, which would significantly enhance the performance of their projects and their bottom lines.

save 20%+

We are confident we can help organizations save 20%, or more, in their project management and product delivery effort. We can help them deliver their products and realize the anticipated benefits, faster, at lower costs, and to higher standards.

LONG TERM VISION

An integrated business and project management solution

- Benchmarking and predictive analytics models for performance optimization
- Portfolio management to enable CPOs & executives to manage the portfolio and enhance strategic alignment
- Program and project management, integrating life cycle management with business and operations
- Simplified and advanced project management functions
- Community of Practice with knowledge sharing & forums
- Collaborations at different levels, within an organization, and among users



The Uruk Platform
Governance
Organizational Integrations
Portfolio Management
Administrative
Program Management
Community of Practice
Project Management
PM Functions & Supporting Actions

 # ACTIVE AND AVAILABLE TODAY

The Uruk Platform is a project life cycle and stage-gate process

The Project Life Cycle

| Discovery Phase | Development Phase | Delivery Phase |

Concept Stage — 0
Feasibility Stage — 1
Requirements Stage — 2
Strategy Stage — 3
Definition Stage — 4
Implementation Stage — 5
Closing Stage — 7 / 9

Operational Readiness Stage — 5 / 6
Initial Operations Stage — 6 / 8

KEY FEATURES



TAILORABLE

Built-in tailorable methods that could be customized further to be fit-for-purpose



EASY

Ease of implementation, speed and cost, resulting in immediate benefits



METHODOLOGY

Product delivery methodology, integrating with asset and product management



Excellence

Organizational repository of projects information for continual improvement and projects excellence



LEARNING

Open knowledge library with numerous case studies, e-books, guides, and other resources



REPORTING

Seamless, real-time, and transparent reporting through various performance charts and dashboards

 # MARKET OPPORTUNITY



We aim to reach a global market with our solution.

Our co-founders & partners have already built success in multiple countries.

$3.6 – $7.9 BILLION

It is estimated that the total addressable market falls between $3.6 to $7.9 billion. This is based on reports and studies, from PMI, Transparency Market Research, and others.

87.7 MILLION INDIVIDUALS

The Project Management Institute estimated the global need for 87.7 million individuals working on projects by 2027. Currently, there are two million+ individuals with one PM certification or another.

 # TRACTION & ACCOMPLISHMENTS



VALIDATION

We have already communicated with many PM leaders, and they believe Uruk PM offers a unique and comprehensive solution that will provide more functionalities than any other product in the market.



INTELLECTUAL PROPERTY

All the founders' IP has been assigned to Uruk PM. We are currently working on the trademarks and once we secure enough funds we will be going after patent applications.

Uruk PM established the Uruk Business Network, to collaborate with partners from around the world.

❑ We already have one MOU signed with a company in Oman.

❑ We are negotiating with four potential partners.

❑ Close to 100 users are using or exploring the live platform.



 # BUSINESS MODEL & REVENUE STREAMS

We are pre-revenue but anticipate the following revenue streams:



The product itself -
cloud-based access
with recurring payments
(SaaS)



Advisory and
Consultancy for
customizations & other
support



Training on the platform,
the methodology, and
advanced project
management

Onboarding Program

We will start with an onboarding
program (pilot), which will include:
- ✓ Advisory,
- ✓ Consultancy,
- ✓ Support,
- ✓ Training, and
- ✓ Software licenses

Packages tailored to clients

We will have pre-set packages
as a discussion starting point,
then tailor the offer to fit the
client's needs, expectations, and
type & size of projects

COMPETITIVE OVERVIEW


IT Management
Product Management
DevOps
ITIL
Demand Management
Software Development
ERP Systems
Financial Planning
Accounting
Governance
Built-in PMO
Task Management
Collaboration
Resource Planning
Portfolio Management
Tailored PLC Management
Program Management
Benchmarking
Predictive Analytics
The Uruk Platform
Project Control
Lessons Learned
EVM
Risk
Change
Cost
Scheduling
Quality
Engineering Management
Procurement
Construction Management
Specialized Tools

INVESTMENT OPPORTUNITY

Seeking $1 Million

For this round, Uruk PM's target is $500,000 on top of the funds raised already!

The funds will allow us to debut a robust MVP, go to market, acquire a few early adopters, and continue with the enhancements based on market feedback.

Our anticipated use of funds includes:



60% Product development including staffing of key developers



40% legal, admin, trademarks and patent, marketing, and sales



PREVIOUS FUNDS
To date, Uruk Corp has secured almost $500,000 from F&F & crowdfunding



MEET THE TEAM

MOUNIR AJAM
CEO & the Chief Innovator



- ▸ More than 30 years of experience working on projects worth up to billions of US dollars
- ▸ Global experience (US, UK, SE Asia, West Asia, GCC) including industrial/capital projects
- ▸ Years of experience in customer services (consultancy and training)
- ▸ Worked with global leaders like Exxon, BASF, Shell, and Saudi Aramco
- ▸ Delivered services to numerous companies including SABIC, Ericson, Etihad Airways, Emirates Global Aluminum, and many ministries and government agencies
- ▸ Honor graduate from UC Berkeley, Master's Degree in Project Management
- ▸ Graduate of the PMI Leadership Institute
- ▸ Active volunteer and social/professional entrepreneur



Victor Sawma

CIO/CTO, Heading the Software Development work

- 20+ years of technology and software development experience
- Extensive experience with web & mobile applications with scalable architectures, security auditing, and IT consultancy
- Victor is passionate about technology serving humanity.



Nada Chaban

Director, Outreach & Professional Services

- Nada holds an MSc in Project Management & PMP certification
- She has more than eighteen years of management experience
- Experience in Project Management and Sales & Marketing.



Dr. Dan Patterson

Advisor, Products & Strategy

- Dr. Patterson has an impressive track record with extensive commercial and technical project management experience on projects that in the aggregate are valued at over $200 billion.
- He has been involved with three startups and exits

Directors







Amr Maraie   Jihad Aysh   Mounir Ajam   Nada Chaban   Navaid Jamal

Advisors






Sandra Hoskins   Bill Duncan   Josh Medica   Dan Patterson



WHY INVEST?

We know that Uruk's groundbreaking integrated business and project management **solution will forever change Project & Portfolio Management**.

By developing and pioneering a comprehensive cloud-based online solution for the management of any project, as well as the whole organizational portfolio of projects, we can help businesses thrive unlike ever before.

Our Uruk Platform is the Engine of Project Success, and we can't wait for the world to see what it can accomplish.



But first, we need your help to make it happen.

For more information on this investment opportunity, please contact:
Mounir Ajam | mounir.ajam@urukpm.com | urukpm.com

Legal Notice

Forward-Looking Statements. This presentation and other written or oral statements made from time to time by representatives of SUKAD Corp (dba Uruk PM) may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, such as our tax year 2019 financial guidance, and which may be identified by the use of words like “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could be” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in Annual Reports. These risks include: the success of SUKAD Corp in retaining and selling additional services to its existing clients and in obtaining new clients; the pricing of SUKAD Corp’s products and services; changes in laws and regulations affecting the investor communication services provided by SUKAD Corp; declines in participation and activity in the securities markets; overall market and economic conditions and their impact on the securities markets; any material breach of SUKAD Corp security affecting its clients’ customer information; the failure of SUKAD Corp’s outsourced data center services provider to provide the anticipated levels of service; any significant slowdown or failure of SUKAD Corp’s systems or error in the performance of SUKAD Corp’s services; SUKAD Corp’s failure to keep pace with changes in technology and demands of its clients; SUKAD Corp’s ability to attract and retain key personnel; the impact of new acquisitions and divestitures; and competitive conditions. SUKAD Corp disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.